Frascona Joiner Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, Colorado 80305

ph: 303 494 3000

fx: 303 494 6309

April 25, 2007

Donna Levy

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Mail Stop 4561

Washington, D.C. 20549

Re:

Market Data Consultants, Inc.

Amendment No.1 to

Registration Statement on Form SB-2

Filed December 22, 2006

File No.: 333-137799

Dear Ms. Levy:

We are responding to your telephone comments that you made regarding our Registration Statement on Form SB-2.  We have filed an Amended SB-2 in response to these comments.  In addition, enclosed please find our responses to your comments issued via telephone.

Specifically, we have amended the audited financial statements for the period ended November 30, 2006 to not include a column for the period ended March 2006.  Also, the auditors amended their consent letter to include the period from inception through November 30, 2006.  Further, the Chief Accounting Officer has signed the SB-2.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Gary S. Joiner, Esq.